Contact

www.linkedin.com/in/sanjayakut (LinkedIn)

Top Skills

Artificial Intelligence (AI)

Cybersecurity

SharePoint

Patents

System and method for accepting closed loop cards and codes at a merchant point of sale

System and method for accepting closed loop cards and codes at a merchant point of sale

System and method for merchant interaction with and tracking of the secondary gift card marketplace

System and method for processing closed loop cards and codes

System and method for processing closed loop cards and codes

Sanjay Akut

Fractional CTO | 2x Startup Founder | Transforming Businesses with Strategic Technology Leadership | Empowering Growth through AI & Digital Innovation

Pittsburgh, Pennsylvania, United States

Summary

Sanjay Akut is an entrepreneur and technology innovator with 25+ years of experience pioneering creative and effective service delivery solutions. His strategic vision and versatility have consistently driven efficiency, productivity, and innovation across various sectors.

Immigration Law: As CTO at Erickson Immigration Group, Sanjay implemented the Aurora Technology platform, enhancing the firm's leadership in the field. He spearheaded the development of Aurora AI, leveraging LLM technology for automated document processing, data quality checks, resume and job description parsing, chatbots, and more. His expertise led to a 50% annual increase in case processing capacity and significant efficiency gains, enabling the firm to handle more cases with minimal staff increases.

Legal Services: At K&L Gates, Sanjay's technology initiatives revolutionized legal service delivery, creating agile, user-centric applications that enhanced the firm's service offerings and profitability.

Retail: As CTO of GiftCards.com, Sanjay secured multiple patents in the prepaid card industry, showcasing his capacity for creative problem-solving and technological innovation.

Software: In the late 1990s, Sanjay founded Interactive Media Systems, a pioneering software company that developed innovative solutions combining multimedia interactive graphics with touchscreen technology, a decade before such interfaces became mainstream.

SMBs: Currently, Sanjay is focused on democratizing strategic technology use in smaller firms and organizations, offering CTO services on a consultancy basis. He leverages AI to refine

application development, providing businesses with novel solutions that meet current needs and anticipate future trends.

An alumnus of Carnegie Mellon University, Sanjay's rich history of entrepreneurial achievement and technological innovation positions him as a leader in driving business success through strategic application development and AI implementation. He remains committed to pushing the boundaries of what is possible, always seeking new ways to harness technology for the benefit of businesses and their customers.

SPECIALTIES
- Executive Leadership
- Strategic Planning
- Full Development Lifecycle
- Product & Project Management
- Team Leadership & Development
- Business Intelligence & Data Analytics
- Budgeting & Cost Control
- Business Process Reengineering
- Client Relationship Management
- Problem Solving & Analysis
- Quality Assurance & Control
- IT Infrastructure & Support
- Cloud Transformation & Integration
- Cybersecurity & Compliance

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Experience

TukaTek
Founder/CEO
June 2024 - Present (11 months)
Pittsburgh, Pennsylvania, United States

As the Founder and CEO of TukaTek, I am dedicated to providing innovative and strategic technology solutions to small businesses and law firms. TukaTek offers Fractional CTO services, leveraging our flagship platform, CortexAI, to deliver custom AI solutions such as intelligent chatbots and advanced document processing. My role involves overseeing the strategic direction of the company, developing tailored technology strategies for clients, and ensuring the delivery of high-quality, impactful solutions that drive growth, efficiency, and innovation.

Sikich
Executive Advisory Consultant
June 2024 - Present (11 months)

As an Executive Advisory Consultant with Sikich, I specialize in providing strategic technology and AI consulting to law firms. My role is to develop and implement technology and AI strategies that align with business objectives, optimize IT and AI investments, and drive innovation. By partnering with Sikich, I empower firms to navigate digital transformation and AI adoption confidently, ensuring their technology infrastructure supports long-term growth and competitive advantage in the legal industry.

Gradey Inc.
Founder
August 2022 - Present (2 years 9 months)
Pittsburgh, Pennsylvania, United States

Founder of Gradey, an innovative AI-driven service dedicated to enhancing parental engagement in their child's academic journey. At Gradey, we harness the power of artificial intelligence to automatically collect and analyze academic information from various school parent portals, providing parents with actionable insights into their child's performance.

Our cutting-edge AI technology identifies trends and patterns in academic data, enabling parents to proactively address potential issues before they escalate and to celebrate their child's academic achievements in real-time. With Gradey, parents can effortlessly track progress, access detailed AI-generated reports, and receive real-time notifications about grades and assignments.

Our advanced AI chatbot feature allows parents to ask specific questions, such as "What did Dylan get on the math test last week?" and receive instant, accurate answers. Gradey's virtual academic coach empowers parents with personalized, data-driven insights, ensuring they can support their children more effectively and help them reach their full potential.

At Gradey, we are committed to transforming the way parents engage with their child's education, leveraging AI to create a smarter, more connected future.

Erickson Immigration Group
Chief Technology Officer
September 2018 - June 2024 (5 years 10 months)
Arlington, VA

Duquesne Light Company
Director, Corporate Applications
July 2015 - September 2018 (3 years 3 months)
Pittsburgh, PA

K&L Gates
4 years 10 months

Director, IT Strategy and Development
February 2015 - June 2015 (5 months)
Pittsburgh, PA

Responsible for the overall management of the firm-wide Application Development, Database Systems, Enterprise Analytics/Business Intelligence, Financial Systems, Platform Development, Quality Assurance, Project Management and Business Analysis teams and their associated activities including budgeting, strategic direction and improvement.

Director, Application Development
January 2013 - February 2015 (2 years 2 months)
Pittsburgh, PA

Responsible for the overall management of the firm-wide Application Development, Database Systems, Financial Systems, Development Support, Application Support, Quality Assurance and Application Engineering teams and their associated activities including budgeting, quality control and improvement.

Associate Director, Development
September 2010 - December 2012 (2 years 4 months)

Responsible for the overall management of the firm-wide Application Development, Database Systems, Financial Systems, and Production Support teams and their associated activities including budgeting, quality control and improvement.

Omni Prepaid Group / GiftCards.com
CTO/Vice President - Technology
May 2008 - September 2010 (2 years 5 months)
Greater Pittsburgh Area

Directed all aspects of technology for Omni Prepaid and our consumer site, Giftcards.com. Instrumental in obtaining PCI, Visa, and MasterCard certifications within my first 2 months. Responsible for creating and implementing a disciplined development process to what had become a chaotic development environment. Performed as architect as no formal technical architect was on staff during this transition. Hiring manager for all technology new hires. Implemented effective screening and interviewing techniques to maximize the quality of the new hires. Grew technology group from 3 resources to 14 within 6 months.

Paragon Asset Recovery
Vice President of IT
January 2005 - May 2008 (3 years 5 months)

Directed all aspects of technology for Paragon Strategic Solutions. Responsible for recommending to executive leadership the technology initiatives that would support the organization's growth and financial objectives. Managed a total organization of approximately 20 technology resources including project managers, business analysts, QA, application developers, database developers/analysts. Worked closely with team members in directing all technology-related work, including analysis, architecture, development, testing, and infrastructure operations. Directed multiple projects that involved our corporate parent IS group, ensuring that all team members work together cohesively.

Paragon Strategic Solutions
Vice President
2005 - 2008 (3 years)

Interactive Media Systems
Founder/Chief Technology Officer
1993 - 2004 (11 years)
Monroeville, PA

Co-founded Interactive Media Systems, a multimedia information system firm concentrating in multimedia kiosks and Internet application development. Led all aspects of the software development life cycle for new projects and acted as the main liaison with all client engagements. Implemented agile software development and was responsible for the analysis and design of all software projects as well as coordinating the efforts of the multiple disciplines including graphic artists, web designers, and industrial engineers.

Education

Carnegie Mellon University

Information and Decision Systems · (1992 - 1995)

Post University

Bachelor's Degree, Management Information Systems